 Filed Pursuant to Rule 424(b)(5)
 Registration No. 333-248121

Supplement dated April 1, 2021
To Prospectus Supplement dated October 1, 2020
(To Prospectus dated September 14, 2020)

New York City REIT, Inc.

Up to $250,000,000 of

Shares of Class A Common Stock

This supplement (this “Supplement”) amends and supplements the prospectus supplement, dated October 1, 2020 (the “Prospectus Supplement”) and the accompanying prospectus dated September 14, 2020 (the “Prospectus”), providing for the offer and sale of shares of Class A common stock, $0.01 par value per share (“Class A common stock”) of New York City REIT, Inc. (the “Company”), from time to time through Truist Securities, Inc. and B. Riley Securities, Inc. (each an “Agent” and collectively, the “Agents”), acting as the Company’s sales agents, or directly to one or more of the Agents, acting as principal, in any method permitted by law deemed to be an “at-the-market” offering as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, by means of ordinary brokers’ transactions on the New York Stock Exchange (the “NYSE”) or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. This Supplement should be read in conjunction with the Prospectus and the Prospectus Supplement. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Prospectus Supplement.

The Company’s Class A common stock is listed on the NYSE under the symbol “NYC.” On March 31, 2021, the last reported sale price of Class A common stock on the NYSE was $8.60 per share, and 9,600,335 shares of Class A common stock were issued and outstanding.

On the date of the Prospectus Supplement, the Company was subject to certain limits on the aggregate offering amount the Company could offer and sell as set forth in General Instruction I.B.6 of Form S-3 for so long as the aggregate market value of the Company’s outstanding Class A common stock held by non-affiliates, or public float, remained below $75 million. As of the date of this Supplement, the Company’s public float exceeds $75 million, and the Company may now offer and sell shares of Class A common stock having an aggregate offering amount of up to $250 million from time to time through the Agents pursuant to the Prospectus Supplement, as supplemented by this Supplement.

As of March 31, 2021, the Company had not sold any shares of Class A common stock pursuant to the Prospectus Supplement and the accompanying Prospectus, which leaves $250,000,000 of Class A common stock available for sale thereunder.

Investing in Class A common stock involves risks. You should carefully read and consider “Risk Factors” included in the Company’s most recent Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, subsequent Current Reports on Form 8-K and on page S-3 of the Prospectus Supplement before investing in Class A common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Truist Securities	B. Riley Securities

The date of this Supplement is April 1, 2021.